SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement

                  (Pursuant to Section 13(e) of the Securities
                              Exchange Act of 1934)


                            FOAMEX INTERNATIONAL INC.
                     --------------------------------------
                              (Name of the Issuer)


                       TRACE INTERNATIONAL HOLDINGS, INC.
                             TRACE MERGER SUB, INC.
                            FOAMEX INTERNATIONAL INC.
                     --------------------------------------
                       (Name of Persons Filing Statement)


                                  Common Stock,
                                 $0.01 par value
                     --------------------------------------
                         (Title of Class of Securities)


                                    344123104
                     --------------------------------------
                      (CUSIP Number of Class of Securities)


                              Philip N. Smith, Jr.
                     c/o Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                               New York, NY 10152
                                 (212) 230-0400
                     --------------------------------------
                (Name, Address and Telephone Number of Person(s)
         Authorized to Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

                   This statement is filed in connection with
                          (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1],
       Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
       [[Section] 240.13e(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:            [X].

                            Calculation of Filing Fee
                            -------------------------


Transaction Valuation (1):   $279,097,394
Amount of Filing Fee (1):    $55,819.48

(1) Estimated solely for purposes of calculating the filing fee and based pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 16,757,201 shares of common stock, $0.01 par value (the "Common Stock"), of Foamex International Inc. calculated as follows: the sum of (i) 25,014,823 shares of Common Stock issued and outstanding (less 11,475,000 shares of Common Stock then owned by Trace International Holdings, Inc. ("Trace") or any subsidiary of Trace) and (ii) 3,217,378 shares of Common Stock to be issued upon the exercise of in-the-money options and warrants to purchase shares of Common Stock. The proposed maximum aggregate value of the transaction is $279,097,394 calculated as follows: (the sum of (i) the product of (a) 25,014,823 shares of Common Stock issued and outstanding (less 11,475,000 shares of Common Stock then owned by Trace or any subsidiary of Trace) and
     (b) $18.75, and (ii) cash consideration of $25,225,713 to be paid for the options and warrants being surrendered in connection with the transaction. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $55,819.48
Filing Party:  Foamex International Inc.
Form or Registration No.:  Proxy Statement File No. 0-22624
Date Filed:  July 7, 1998

                                  INTRODUCTION
                                  ------------

                  This Rule 13e-3 Transaction Statement (as amended, the "Statement") is being filed by Trace International Holdings, Inc., a Delaware corporation ("Trace"), Trace Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and Foamex International Inc., a Delaware corporation ("Foamex International"), in connection with the proposed merger (the "Merger") of Merger Sub with and into Foamex International, pursuant to the Agreement and Plan of Merger, dated as of June 25, 1998, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 6, 1998(the "Merger Agreement"), among Trace, Merger Sub and Foamex International. Trace and Merger Sub are each affiliates of Foamex International and its affiliated entities.

                  The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in Foamex International's preliminary proxy statement (the "Proxy Statement") simultaneously being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Merger, which contains information required to be included in response to items of this Statement. A copy of the Proxy Statement is attached hereto as Exhibit (d). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Foamex International or its advisors, or actions or events with respect to any of them, was provided by Foamex International, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Trace or its affiliates, or actions or events with respect to them, was provided by Trace. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the preliminary Proxy Statement is intended to be solely for the information and use of the SEC, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this statement shall have the respective meanings given them in the Proxy Statement.

                              CROSS REFERENCE SHEET

Item in Schedule 13E-3       Caption in Proxy Statement
----------------------       ------------------------------------------------------------------

Item 1(a)                    Cover Page; SUMMARY - The Parties

Item 1(b)                    Cover Page; SUMMARY - The Special Meeting - Record Date and Voting

Item 1(c)-(d)                MARKET PRICE AND DIVIDEND INFORMATION

Item 1(e)                    Not Applicable

Item 1(f)                    CERTAIN TRANSACTIONS IN THE COMMON STOCK

Item 2(a)-(d), (g)           SUMMARY -  The Parties; APPENDIX D - Certain Information Regarding
                             Directors and Executive Officers of Trace, Merger Sub and the Company

Item 2(e)-(f)                Not Applicable

Item 3(a)(1)                 CERTAIN TRANSACTIONS

Item 3(a)(2) - (b)           SPECIAL FACTORS - Background of the Merger;
                             SPECIAL FACTORS - Recommendation of the Special
                             Committee; Fairness of the Merger; SPECIAL FACTORS -
                             Recommendation of the Board of Directors; THE MERGER AGREEMENT

Item 4(a)-(b)                SUMMARY; SPECIAL FACTORS - Purpose and Structure of the Merger;
                             SPECIAL FACTORS - Interests of Certain Persons in the Merger;
                             SPECIAL FACTORS - Certain Effects of the Merger; SPECIAL FACTORS -
                             Certain Federal Income Tax Consequences; THE MERGER AGREEMENT;
                             APPENDIX B - The Merger Agreement

Item 5(a), (b), (d) and (e)  SPECIAL FACTORS - Plans for the Company After the Merger

Item 5(c), (f) and (g)       SUMMARY - Special Factors - Certain Effects of the Merger; SPECIAL
                             FACTORS - Interests of Certain Persons in the Merger - Directors
                             and Officers; SPECIAL FACTORS - Certain Effects of the Merger

Item 6(a) - (b)              SPECIAL FACTORS - Sources of Funds; Fees and Expenses; THE MERGER
                             AGREEMENT - Fees and Expenses

Item 6(c)                    SPECIAL FACTORS - Sources of Funds; Fees and Expenses

                                      -4-

Item in Schedule 13E-3       Caption in Proxy Statement
----------------------       ------------------------------------------------------------------

Item 6(d)                    Not Applicable

Item 7(a)                    SUMMARY - Special Factors - Purpose and Structure of the Merger;
                             SPECIAL FACTORS - Purpose and Structure of the Merger

Item 7(b)                    SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS -
                             Purpose and Structure of the Merger

Item 7(c)                    SUMMARY - The Special Meeting - Vote Required; Revocability of
                             Proxies; SPECIAL FACTORS - Recommendation of the Special Committee;
                             Fairness of the Merger; SPECIAL FACTORS - Recommendation of the Board of
                             Directors; THE SPECIAL MEETING - Vote Required; Revocability of Proxies

Item 7(d)                    SUMMARY - Special Factors - Recommendation of the Special
                             Committee; Fairness of the Merger; SUMMARY - Special Factors
                             - Recommendation of the Board of Directors; SUMMARY - Opinion
                             of Financial Advisor to the Special Committee; SPECIAL
                             FACTORS - Background of the Merger; SPECIAL FACTORS -
                             Recommendation of the Special Committee; Fairness of the
                             Merger; SPECIAL FACTORS - Recommendation of the Board of
                             Directors; APPENDIX B - Fairness Opinion of The Beacon Group
                             Capital Services, LLC

Item 8(a) - (b)              SUMMARY - Special Factors - Recommendation of the Special
                             Committee; Fairness of the Merger; SUMMARY - Special Factors
                             - Recommendation of the Board of Directors; SPECIAL FACTORS -
                             Background of the Merger; SPECIAL FACTORS - Purpose and
                             Structure of Merger; SPECIAL FACTORS - Recommendation of the
                             Special Committee; Fairness of the Merger; SPECIAL FACTORS -
                             Recommendation of the Board of Directors; SPECIAL FACTORS -
                             Opinion of Financial Advisor to the Special Committee;
                             APPENDIX B - Fairness Opinion of The Beacon Group Capital
                             Services, LLC

Item 8(c)                    SUMMARY - The Special Meeting - Vote Required; Revocability of
                             Proxies; SPECIAL FACTORS - Recommendation of



                                      -5-

Item in Schedule 13E-3       Caption in Proxy Statement
----------------------       ------------------------------------------------------------------

                             the Special Committee; Fairness of the Merger; SPECIAL
                             FACTORS - Recommendation of the Board of Directors; THE
                             SPECIAL MEETING - Vote Required; Revocability of Proxies

Item 8(d)                    SUMMARY - Special Factors - Recommendation of the
                             Special Committee; Fairness of the Merger; SUMMARY
                             - Special Factors - Recommendation of the Board of
                             Directors; SUMMARY - Opinion of Financial Advisor to the Special Committee; SPECIAL FACTORS -
                             Background of the Merger; SPECIAL FACTORS -
                             Recommendation of the Special Committee; Fairness of the Merger; SPECIAL FACTORS - Recommendation of the Board of Directors; SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee;
                             APPENDIX B - Fairness Opinion of The Beacon Group
                             Capital Services, LLC

Item 8(e)                    SUMMARY - Special Factors - Recommendation of the Special
                             Committee; Fairness of the Merger; SUMMARY - Special Factors
                             - Recommendation of the Board of Directors; SPECIAL FACTORS -
                             Recommendation of the Special Committee; Fairness of the
                             Merger; SPECIAL FACTORS - Recommendation of the Board of
                             Directors

Item 8(f)                    Not Applicable

Item 9(a)-(c)                SUMMARY - Opinion of Financial Advisor to the Special
                             Committee; SPECIAL FACTORS - Background of the Merger;
                             SPECIAL FACTORS - Recommendations of the Special Committee;
                             Fairness of the Merger; SPECIAL FACTORS - Recommendation of
                             the Board of Directors; SPECIAL FACTORS - Opinion of
                             Financial Advisor to the Special Committee; APPENDIX B -
                             Fairness Opinion of The Beacon Group Capital Services, LLC

Item 10(a)                   SPECIAL FACTORS - Interests of Certain Persons in the Merger;
                             SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Item 10(b)                   CERTAIN TRANSACTIONS IN THE COMMON STOCK

Item 11                      SUMMARY - The Special Meeting - Record Date and Voting; SUMMARY -
                             The Special Meeting - Vote Required;



                                      -6-

Item in Schedule 13E-3       Caption in Proxy Statement
----------------------       ------------------------------------------------------------------

                             Revocability of Proxies; SPECIAL FACTORS - Background of the
                             Merger; SPECIAL FACTORS - Sources of Funds; Fees and
                             Expenses; SPECIAL FACTORS - Interests of Certain Persons in the
                             Merger; THE SPECIAL MEETING - Record Date and Voting;
                             THE SPECIAL MEETING - Vote Required; Revocability of Proxies; THE
                             MERGER AGREEMENT; CERTAIN TRANSACTIONS IN THE COMMON STOCK; APPENDIX A--The Merger
                             Agreement

Item 12(a) - (b)             SUMMARY - Appraisal Rights; THE SPECIAL MEETING - Appraisal
                             Rights; THE SPECIAL MEETING - Vote Required; Revocability of
                             Proxies; Statement of appraisal rights (incorporated by
                             reference to Appendix C to the Proxy Statement attached
                             hereto as Exhibit 17(d))

Item 13 (a)                  SUMMARY - Appraisal Rights; THE SPECIAL MEETING - Appraisal
                             Rights; Statement of appraisal rights (incorporated by
                             reference to Appendix C to the Proxy Statement attached
                             hereto as Exhibit 17(d))

Item 13(b) - (c)             Not Applicable

Item 14(a)                   SELECTED FINANCIAL DATA; FINANCIAL STATEMENTS

Item 14(b)                   Not Applicable


Item 15(a) - (b)             SUMMARY - Special Factors - Recommendation of the Special Committee;
                             Fairness of the Merger; SUMMARY - Special Factors - Recommendation
                             of the Board of Directors; SUMMARY - Opinions of Financial Advisor to the
                             Special Committee;  SUMMARY - Solicitation of Proxies;
                             SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS -
                             Recommendation of the Special Committee; Fairness of the
                             Merger; SPECIAL FACTORS - Recommendation of the Board of
                             Directors; SPECIAL FACTORS - Opinion of Financial Advisor to
                             the Special Committee; SPECIAL FACTORS - Sources of Funds;
                             Fees and Expenses; THE SPECIAL MEETING - Solicitation of
                             Proxies; THE MERGER AGREEMENT - Fees and Expenses

Item 16                      The information set forth in the Proxy Statement is incorporated herein by reference

Item 17(a)                   Not applicable as it is anticipated that such agreements will not be executed until the closing of the transaction.

Item 17(b)                   Opinion of The Beacon Group Capital Services, LLC, dated June 25,
                             1998 (incorporated by reference to Appendix B to the Proxy
                             Statement attached hereto as Exhibit 17(d)).

                                      -7-

Item in Schedule 13E-3       Caption in Proxy Statement
----------------------       ------------------------------------------------------------------

Item 17(c)                   Agreement and Plan of Merger, dated as of June 25, 1998, among
                             Trace, Merger Sub and Foamex International, as amended by
                             Amendment No. 1 to the Agreement and Plan of Merger, dated as of
                             July 6, 1998 (incorporated by reference to Appendix A to the Proxy
                             Statement attached hereto as Exhibit 17(d)).

Item 17(d)                   Preliminary copy of Letter to Stockholders, Notice of Special
                             Meeting of Stockholders, Proxy Statement and form of Proxy for the
                             Special meeting of Stockholders of Foamex
                             International (attached hereto as Exhibit 17(d))

Item 17(e)                   Statement of appraisal rights (Section 262 of the Delaware General
                             Corporation Law) (incorporated by reference to Appendix C to the
                             Proxy Statement attached hereto as Exhibit 17(d)).

Item 17(f)                   Not Applicable

ITEM 1.           Issuer and Class of Security Subject to the Transaction.
--------------------------------------------------------------------------------

(a)               The information set forth in "Cover Page" and "SUMMARY - The
                  Parties" in the Proxy Statement is incorporated herein by reference.

(b)               The information set forth in "Cover Page," and SUMMARY - The
                  Special Meeting - Record Date and Voting" in the Proxy
                  Statement is incorporated herein by reference.

(c) - (d)         The information set forth in "MARKET PRICE AND DIVIDEND
                  INFORMATION" in the Proxy Statement is incorporated herein by reference.

(e)               Not applicable.

(f)               The information set forth in "CERTAIN TRANSACTIONS IN THE
                  COMMON STOCK " in the Proxy Statement is incorporated herein by reference.

ITEM 2.           Identity and Background.
--------------------------------------------------------------------------------
This Statement is being jointly filed by Foamex International (the issuer of the class of equity securities which is the subject of the transaction), Trace, and
Trace Merger Sub, Inc. (a wholly owned subsidiary of Trace).

(a) - (d), (g)    The information set forth in "SUMMARY - The Parties" and
                  "APPENDIX D - Certain Information Regarding Directors and
                  Executive Officers of Trace, Merger Sub and the Company" in
                  the Proxy Statement is incorporated herein by reference.

(e) and (f)       None of Trace, Merger Sub or Foamex International or, to the
                  best of their knowledge, no executive officer, director or controlling person of Trace, Merger Sub or Foamex
                  International (i) has been convicted in a criminal proceeding
                  (excluding traffic violations or similar misdemeanors) or (ii)
                  has been a party to a civil proceeding of a judicial or
                  administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                      -9-

ITEM 3.           Past Contacts, Transactions or Negotiations.
--------------------------------------------------------------------------------
(a)(1)            The information set forth in "CERTAIN TRANSACTIONS IN THE
                  COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

(a)(2) - (b)      The information set forth in "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Recommendation of the Special
                  Committee; Fairness of the Merger;" "SPECIAL FACTORS -
                  Recommendation of the Board of Directors" and "THE MERGER
                  AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 4.           Terms of the Transaction.
--------------------------------------------------------------------------------

(a) - (b)         The information set forth in "SUMMARY," "SPECIAL FACTORS -
                  Purpose and Structure of the Merger," "SPECIAL FACTORS -
                  Interests of Certain Persons in the Merger," "SPECIAL FACTORS
                  - Certain Effects of the Merger," "SPECIAL FACTORS - Certain
                  Federal Income Tax Consequences," "THE MERGER AGREEMENT," and
                  "APPENDIX A - The Merger Agreement" in the Proxy Statement is
                  incorporated herein by reference.

ITEM 5.           Plans or Proposals of the Issuer or Affiliate.
--------------------------------------------------------------------------------
(a), (b), (d)     The information set forth in "SPECIAL FACTORS - Plans for the
and (e)           Company After the Merger" in the Proxy Statement is
                  incorporated herein by reference.

(c), (f) and      The information set forth in "SUMMARY - Special Factors -
(g)               Certain Effects of the Merger," "SPECIAL FACTORS - Interests
                  of Certain Persons in the Merger - Directors and Officers,"
                  and "SPECIAL FACTORS - Certain Effects of the Merger" in the
                  Proxy Statement is incorporated herein by reference.

ITEM 6.           Source and Amounts of Funds or Other Consideration.
--------------------------------------------------------------------------------
(a) - (b)         The information set forth in "SPECIAL FACTORS - Sources of
                  Funds; Fees and Expenses" and "THE MERGER AGREEMENT - Fees and
                  Expenses" in the Proxy Statement is incorporated herein by reference.

                                      -10-

(c)               The information set forth in "SPECIAL FACTORS - Sources of
                  Funds; Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

(d)               Not applicable.

ITEM 7.           Purpose(s), Alternatives, Reasons and Effects.
--------------------------------------------------------------------------------
(a)               The information set forth in "SUMMARY - Special Factors -
                  Purpose and Structure of the Merger" and "SPECIAL FACTORS -
                  Purpose and Structure of the Merger" in the Proxy Statement is
                  incorporated herein by reference.

(b) The information set forth in "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Purpose and Structure of the Merger" in the Proxy Statement is incorporated herein by reference.

(c)               The information set forth in "SUMMARY - Special Factors -
                  Purpose and Structure of the Merger" and "SPECIAL FACTORS -
                  Purpose and Structure of the Merger" in the Proxy Statement is incorporated herein by reference.

(d)               The information set forth in "SUMMARY - Special Factors -
                  Certain Effects of the Merger," "SUMMARY - Special Factors -
                  Certain U.S. Federal Income Tax Consequences," "SUMMARY - The
                  Merger," "SPECIAL FACTORS - Purpose and Structure of the
                  Merger," "SPECIAL FACTORS - Plans for the Company After the
                  Merger," "SPECIAL FACTORS - Certain Effects of the Merger,"
                  "SPECIAL FACTORS - Certain Federal Income Tax Consequences" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 8.           Fairness of the Transaction.
--------------------------------------------------------------------------------
(a) - (b)         The information set forth in "SUMMARY - Special Factors -
                  Recommendation of the Special Committee; Fairness of the
                  Merger," "SUMMARY - Special Factors - Recommendation of the
                  Board of Directors," "SPECIAL FACTORS - Background of the
                  Merger," "SPECIAL FACTORS - Purpose and Structure of
                  Merger," "SPECIAL FACTORS - Recommendation of the Special
                  Committee; Fairness of the Merger," "SPECIAL FACTORS -
                  Recommendation of the Board of Directors," "SPECIAL FACTORS -
                  Opinion of Financial Advisor to the Special Committee," and
                  "APPENDIX B - Fairness Opinion of The Beacon Group Capital
                  Services, LLC" in the Proxy Statement is incorporated herein by reference.

                                      -11-

(c)               The information set forth in "SUMMARY - The Special Meeting -
                  Vote Required; Revocability of Proxies," "SUMMARY - Special
                  Factors - Recommendation of the Special Committee; Fairness of the Merger," "SUMMARY - Special Factors - Recommendation of the Board of Directors," "SPECIAL FACTORS - Recommendation of the Special Committee; Fairness of the Merger," "SPECIAL
                  FACTORS - Recommendation of the Board of Directors" and "THE
                  SPECIAL MEETING - Vote Required; Revocability of Proxies" in the Proxy Statement is incorporated herein by reference.

(d)               The information set forth in "SUMMARY - The Special Meeting -
                  Recommendation of the Special Committee; Fairness of the Merger," "SUMMARY - Special Factors - Recommendation of the
                  Board of Directors," "SUMMARY - Special Factors - Opinion of
                  Financial Advisor to the Special Committee," "SPECIAL FACTORS
                  - Background of the Merger," "SPECIAL FACTORS - Recommendation of the Special Committee; Fairness of the Merger," "SPECIAL
                  FACTORS - Recommendation of the Board of Directors" and
                  "APPENDIX B - Fairness Opinion of The Beacon Group Capital
                  Services, LLC" in the Proxy Statement is incorporated herein by reference.

(e)               The information set forth in "SUMMARY - Special Factors -
                  Recommendation of the Special Committee; Fairness of the Merger," "SUMMARY - Special Factors - Recommendation of the
                  Board of Directors," "SPECIAL FACTORS - Recommendation of the
                  Special Committee; Fairness of the Merger," "SPECIAL FACTORS -
                  Recommendation of the Board of Directors" in the Proxy
                  Statement is incorporated herein by reference.

(f)               Not Applicable.

ITEM 9.           Reports, Opinions, Appraisals and Certain Negotiations.
--------------------------------------------------------------------------------
(a) - (c)         The information set forth in "SUMMARY - Special Factors -
                  Opinion of Financial Advisor to the Special Committee,"
                  "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS
                  - Recommendation of the Special Committee; Fairness of the
                  Merger," "SPECIAL FACTORS - Recommendation of the Board of
                  Directors," "SPECIAL FACTORS - Opinion of Financial Advisor to
                  the Special Committee" and "APPENDIX B - Fairness Opinion of
                  The Beacon Group Capital Services, LLC" in the Proxy Statement
                  is incorporated herein by reference.

                                      -12-

ITEM 10.          Interest in Securities of the Issuer.
--------------------------------------------------------------------------------
(a)               The information set forth in "SPECIAL FACTORS -Interests of
                  Certain Persons in the Merger" and "SECURITY OWNERSHIP OF
                  MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" in the Proxy
                  Statement is incorporated herein by reference.

(b)               The information set forth in "CERTAIN TRANSACTIONS IN THE
                  COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

ITEM 11.          Contracts, Arrangements or Understandings with Respect to the
                  Issuer's Securities.
--------------------------------------------------------------------------------
                  The information set forth in "SUMMARY - The Special Meeting -
                  Record Date and Voting," "SUMMARY - The Special Meeting - Vote
                  Required; Revocability of Proxies," "SPECIAL FACTORS -
                  Background of the Merger," "SPECIAL FACTORS - Sources of
                  Funds; Fees and Expenses," "SPECIAL FACTORS - Interests of
                  Certain Persons in the Merger," "THE SPECIAL MEETING - Record
                  Date and Voting," "THE SPECIAL MEETING - Vote Required;
                  Revocability of Proxies," "THE MERGER AGREEMENT," "CERTAIN
                  TRANSACTIONS" and "APPENDIX A--The Merger Agreement" in the
                  Proxy Statement is incorporated herein by reference.

ITEM 12.          Present Intention and Recommendation of Certain Persons with
                  Regard to the Transaction.
--------------------------------------------------------------------------------
(a) - (b)         The information set forth in "SUMMARY - The Special Meeting -
                  Vote Required; Revocability of Proxies" and "THE SPECIAL
                  MEETING - Vote Required; Revocability of Proxies " in the
                  Proxy Statement is incorporated herein by reference.

ITEM 13.          Other Provisions of the Transaction.
--------------------------------------------------------------------------------
(a)               The information set forth in "SUMMARY - Appraisal Rights" and
                  "THE SPECIAL MEETING - Appraisal Rights" in the Proxy
                  Statement is incorporated herein by reference.

(b) - (c)         Not applicable.


                                      -13-

ITEM 14.          Financial Information.
--------------------------------------------------------------------------------
(a)               The information set forth in "CERTAIN PROJECTED FINANCIAL
                  DATA," "SELECTED HISTORICAL FINANCIAL DATA" and "SELECTED
                  HISTORICAL AND PRO FORMA FINANCIAL DATA" in the Proxy
                  Statement is incorporated herein by reference, as is the
                  information in the Company's Annual Report on Form 10-K for the year ended December 28, 1997 (as amended) and its
                  quarterly report on Form 10-Q for the quarterly period ended
                  March 29, 1998 (as amended).

(b)               Not applicable.

ITEM 15.          Persons and Assets Employed, Retained or Utilized.
--------------------------------------------------------------------------------
(a) - (b)         The information set forth in "SUMMARY - Special Factors -
                  Recommendation of the Special Committee; Fairness of the
                  Merger," "SUMMARY - Special Factors - Recommendation of the
                  Board of Directors," "SUMMARY - Opinions of Financial Advisor
                  to the Special Committee," "SUMMARY - Solicitation of
                  Proxies," "SPECIAL FACTORS - Background of the Merger,"
                  "SPECIAL FACTORS - Recommendation of the Special Committee;
                  Fairness of the Merger," "SPECIAL FACTORS - Recommendation of
                  the Board of Directors," "SPECIAL FACTORS - Opinion of
                  Financial Advisor to the Special Committee," "SPECIAL FACTORS
                  - Sources of Funds; Fees and Expenses," "THE SPECIAL MEETING -
                  Solicitation of Proxies," and "THE MERGER AGREEMENT - Fees and
                  Expenses" in the Proxy Statement is incorporated herein by reference.

ITEM 16.          Additional Information.
--------------------------------------------------------------------------------
                  The information set forth in the Proxy Statement is
                  incorporated herein by reference.

ITEM 17.          Material to be Filed as Exhibits.
--------------------------------------------------------------------------------
(a)               It is anticipated that such agreements will not be executed until the closing of the transaction.

(b)               Opinion of The Beacon Group Capital Services, LLC, dated June
                  25, 1998 (incorporated by reference to Appendix B to the Proxy
                  Statement attached hereto as Exhibit 17(d)).

(c)               Agreement and Plan of Merger, dated as of June 25, 1998, among
                  Trace, Merger Sub and Foamex International, as amended by
                  Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 6, 1998 (incorporated by reference to Appendix A to the Proxy Statement attached hereto as Exhibit 17(d)).

                                      -14-

(d)               Preliminary copy of Letter to Stockholders, Notice of Special
                  Meeting of Stockholders, Proxy Statement and form of Proxy for the special meeting of Stockholders of Foamex
                  International.

(e)               Statement of appraisal rights (Section 262 of the Delaware
                  General Corporation Law) (incorporated by reference to
                  Appendix C to the Proxy Statement attached hereto as Exhibit
                  17(d)).

(f)               Not Applicable.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 1998


         TRACE INTERNATIONAL HOLDINGS, INC.



         By: /s/ Philip N. Smith, Jr.
             -----------------------------------------------
             Name:  Philip N. Smith, Jr.
             Title: Senior Vice President


         TRACE MERGER SUB, INC.



         By: /s/ Tambra S. King
             -----------------------------------------------
             Name:  Tambra S. King
             Title: Vice President


         FOAMEX INTERNATIONAL INC.



         By: /s/ Andrea Farace
             -----------------------------------------------
             Name:  Andrea Farace
             Title: Chief Executive Officer

                                 Exhibit Index
                                 -------------

17(a)     Not applicable.

17(b) Opinion of The Beacon Group Capital Services, LLC, dated June 25, 1998 (incorporated by reference to Appendix B to the Proxy Statement attached hereto as Exhibit 17(d)).

17(c) Agreement and Plan of Merger, dated as of June 25, 1998, among Trace, Merger Sub and Foamex International, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 6, 1998 (incorporated by reference to Appendix A to the Proxy Statement attached hereto as Exhibit 17(d)).

17(d) Preliminary copy of Letter to Stockholders, Notice of Special Meeting of Stockholders, Proxy Statement and form of Proxy for the special meeting of Stockholders of Foamex International.

17(e) Statement of appraisal rights (Section 262 of the Delaware General Corporation Law) (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17(d)).